Imperial Ginseng Products Ltd.

Suite 1601

650 West Georgia Street

Vancouver, British Columbia

Canada   V6B 4N7

Tel.: (604) 689-8863

Fax: (604) 689-8892

November 19, 2002

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC   20549

Attention: Document Control

Dear Sirs:

Re:

Imperial Ginseng Products Ltd. (the “Company”)

Attached is the Company’s Form 6-K with the financial statements for the Company for the quarter ended September 30, 2002 including supplementary information and management discussion as required by the British Columbia Securities Commission.  A copy has been filed with the British Columbia Securities Commission, the TSX Venture Exchange, NASDAQ, and has been mailed to all shareholders who have requested it.

Please call should you have any questions.

Sincerely,

IMPERIAL GINSENG PRODUCTS LTD.

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President Finance

Attachments

cc:

Nasdaq Stock Market

Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

 September

,

2002

Imperial Ginseng Products Ltd.

             Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F

X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

    X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       November 19, 2002

By

“James S. Chang”

James S. Chang

President and Director

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Three months ended September 30, 2002

(Unaudited - Prepared by Management)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Balance Sheet

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	September 30, 2002	June 30, 2002

Assets

Current Assets:
Cash	$ 100,479	$ 70,969
Accounts receivable	65,153	36,136
Inventory	957,964	610,800
Ginseng crop costs (schedule)	2,900,000	2,800,000
Prepaid expenses	178,480	122,794
	4,202,076	3,640,699

Ginseng crop costs (schedule)	4,423,001	4,223,802
Capital assets	1,855,497	1,912,819
Investment	1	1

	$ 10,480,575	$ 9,777,321

Liabilities and Shareholders’ Equity

Current Liabilities:
Bank indebtedness	$ 1,515,000	$ 545,000
Accounts payable and accrued liabilities	1,539,677	1,431,067
Current portion of obligations under capital leases	103,683	104,941
Current portion of term debt	893,950	1,078,894
	4,052,310	3,159,902

Royalty amount payable	62,820	62,820
Obligations under capital leases	466,764	483,104
Term debt	338,934	654,132

Shareholders’ Equity:
Share capital (note 3)	50,320,011	49,665,787
Conversion option	266,701	266,701
Deficit	(45,026,965)	(44,515,125)
	5,559,747	5,417,363

	$ 10,480,575	$ 9,777,321

On Behalf of the Board

“James Chang”

“Hugh Cartwright”

James Chang, Director

Hugh Cartwright, Director

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Income (Loss)

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2002	2001

Revenue:
Ginseng root	$ 565,911	$ 608,208
Consumer products	195,602	266,797
	761,513	875,005

Cost of sales	595,972	614,711

Gross profit	165,541	260,294

Interest and other income	277,919	4,573

	443,460	264,867

Expenses:
Depreciation	630	939
Interest expense	8,621	39,633
Legal and audit	5,217	6,845
Marketing	20,620	24,475
Office supplies and services	6,447	9,273
Other	1,709	7,230
Rent	11,290	11,136
Salaries	116,164	131,182
Travel	7,739	2,134

	178,437	232,847

Income before undernoted	265,023	32,020

Gain on disposal of capital assets	9,433	1,800

Income before taxes	274,456	33,820

Income tax recovery (expense)	11,961	(5,754)

Net Income	$ 286,417	$ 28,066

Loss per share (note 2)	$ (0.05)	$ (0.30)

Weighted average number of shares outstanding	10,085,469	2,816,794

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Deficit

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2002	2001

Deficit, beginning of the period	$ (44,515,125)	$ (34,360,735)

Net income	286,417	28,066

Preferred share dividends	(687,036)	(743,103)

Royalty amount	(111,221)	(126,302)

Deficit, end of the period	$ (45,026,965)	$ (35,202,074)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2002	2001

Cash flows from operations:
Net income	$ 286,417	$ 28,066
Adjustments to reconcile net income to cash provided by operating activities:
Cost of ginseng crops harvested	-	-
Depreciation and amortization	7,262	(8,720)
Write off of deferred debt issue costs	-	4,868
Gain on disposal of capital assets	(9,433)	(1,800)
Gain on settlement of term debt	(270,000)	-
	14,246	22,414
Changes in non-cash working capital
Increase in accounts receivable	(29,017)	(4,476)
Decrease in inventory	512,260	459,968
Ginseng crop costs, net of deferred depreciation and amortization of $78,321 (2001 – $150,260)	(1,084,132)	(1,190,982)
Increase in prepaid expenses	(45,896)	(102,644)
Decrease in accounts payable	(35,423)	(25,703)
Royalty amount payable	-	(9,000)
Cash used in operating activities	(667,962)	(850,423)

Cash flows from financing activities:
Drawings of short-term borrowings	970,000	950,000
Reduction of capital lease obligations	(17,598)	(18,287)
Reduction of term debt	(232,944)	(110,240)
Cash provided by financing activities	719,458	821,473

Investing:
Purchase of capital assets, net of disposal proceeds	(21,986)	(50,100)

Net increase (decrease) in cash	29,510	(79,050)

Cash at beginning of period	70,969	156,730

Cash at end of period	$ 100,479	$ 77,680

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Cash Flows (Continued)

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2002	2001

Non-cash investing and financing activities not included in cash flows:
Term debt converted to preferred shares	$ -	$ 160,000
Preferred shares converted to common shares	631,935	-
Interest accrued on term debt converted to preferred shares	-	38,583
Dividends and royalty accrued on preferred shares	798,257	869,405
Preferred share issue costs accrued	144,033	143,983
Bond discount on bonds converted transferred to preferred shares	-	29,125

Supplemental cash flow information:
Interest paid	$ 37,128	$ 28,019
Income tax paid	-	22,231

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2002	2001

Capital tax (recovery) expense	$ (26,067)	$ 15,252
Depreciation	78,321	150,260
Direct labour	570,963	513,782
Equipment rental	6,971	25,892
Fertilizers	110,475	171,860
Fuel	29,201	20,719
Hardware, supplies and small tools	16,921	13,714
Insurance	14,276	13,101
Land rental	191,663	167,808
Mulch	107,102	182,839
Office supplies and services	19,636	18,289
Rent	4,920	15,555
Repairs and maintenance	23,670	14,432
Telephone and utilities	7,224	6,920
Travel and automobile	7,177	10,819
	1,162,453	1,341,242

Balance, beginning of period	7,023,802	12,121,780
	8,186,255	13,463,022

Less: Charged to cost of sales	-	-
Less: Charged to inventory	(863,254)	(1,571,288)

Net crop costs, end of period	$ 7,323,001	$ 11,891,734

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,900,000	$ 2,600,000
Balance expected to be harvested after one year	4,423,001	9,291,734

	$ 7,323,001	$ 11,891,734

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

(Unaudited – Prepared by Management

Three months ended September 30, 2002

1.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2002.

2.

Net loss per share

Net loss per share is calculated by dividing net loss available to common shareholders which includes preferred share dividends and royalty amount by the weighted average number of shares outstanding.  Fully diluted loss per share has not been presented as outstanding stock options, warrants, and debt and preferred share conversions are anti-dilutive.

3.

Capital stock

Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred shares with a par value of $1 each

100,000,000 Class “B” Preferred shares with a par value of $5 each

Issued and outstanding:

	September 30, 2002	June 30, 2002

Common shares (a)	$ 22,541,042	$ 21,909,107
Class “A” Preferred shares (b)	19,661,400	20,437,368
Unpaid dividends and royalties (c)	8,117,569	7,319,312
	$ 50,320,011	$ 49,665,787

(a)

Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	2,092,587	$ 19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Settlement of debt	154,412	52,500
Balance, June 30, 2002	7,303,327	21,909,107
Preferred share conversions	5,062,853	631,935
Balance, September 30, 2002	12,366,180	$ 22,541,042

On August 13, 2002, Qwest Bancorp Ltd., a company related by directors in common, converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also on August 13, 2002, a director of the Company converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

On July 2, 2002, a preferred shareholder converted 95,652 Class “A” Preferred Shares into 187,553 common shares at a price of $0.51 per share.

(b)

Preferred Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	17,098,330	$ 15,370,708

Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326

Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(144,033)
Preferred shares converted to common shares	(631,935)	(631,935)
Balance, September 30, 2002	21,775,942	$ 19,661,400

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

(Unaudited – Prepared by Management

Three months ended September 30, 2002

(c)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2000	$ 1,446,808
Cumulative dividends on preferred shares	2,207,439
Cumulative royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Cumulative dividends on preferred shares	2,863,271
Cumulative royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Cumulative dividends on preferred shares	687,036
Cumulative royalties on Royalty Participation Units	111,221
Balance, September 30, 2002	$ 8,117,569

4.

Related party transactions

During the period ended September 30, 2002, the following transactions with related parties occurred:

(a)

The Company has paid $61,500 (2001 - $61,500) to a management company with directors in common for office and administrative services.

(b)

The Company has recorded as payable $111,221 (2001 - $136,539) to a management company with directors in common for preferred share distribution services and annual asset management services for its preferred shares.

(c)

The Company has paid $16,785 (2001 - $18,246) to companies controlled by a director of the Company for marketing and selling services related to the sale of the Company’s ginseng root.

(d)

See also Note 3(c) for Preferred Share conversions by related parties.

IMPERIAL GINSENG PRODUCTS LTD.

Supplementary Information

Three months ended September 30, 2002

1.

Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

(a)

Cost of sales:

Ginseng root	$ 476,366
Drying and processing costs	38,164
Consumer products	81,442
$ 595,972

2.

Related party transactions:

See Consolidated Financial Statements – Note 4 incorporated into Schedule A.

3.

Summary of securities issued and options granted during the period:

(a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Comm-ission Paid	Agent’s Warrants Issued
July 2/02	Common Shares	187,553	$0.51	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	3,656,473	$0.11	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	1,218,827	$0.11	Preferred share conversion	Nil	Nil

(b)

Options granted during the period:

There were no options granted during the period.

4.

Summary of securities as at September 30, 2002:

(a)

 Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Preferred Shares with a par value of $5 each

(b)

Shares issued and outstanding at September 30, 2002:

Issued and outstanding:	# of shares	Amount
Common shares	12,366,180	$ 22,541,042
Class “A” Preferred Shares	21,775,942	19,661,400
Unpaid dividends and royalties		8,117,569
		$ 50,320,011

See also Consolidated Financial Statements – Note 3 incorporated into Schedule A.

(c)

Summary of options, warrants and convertible securities outstanding at September 30, 2002:

Options	Number of Shares	Exercise Price	Expiry
Incentive stock options	84,300	$3.00	November 4, 2002

Warrants	Number of Warrants	Exercise Price	Expiry
Issued in respect of Convertible Bonds 1998:	15,449	$1.64	October, 2002
	34,092	$1.30	December, 2002
	18,395	$1.56	December, 2002
Issued in respect of Preferred Shares:	75,392	$1.64	October, 2002
	72,075	$1.86	December, 2002
	70,456	$1.30	December, 2002
	285,859

Convertible Securities	Amount	Conversion Price	# of Common Shares
1998 Bonds	349,000	$1.81 – $3.64	117,838
Class “A” Preferred Shares	21,775,942	$0.45 - $3.25	17,956,378

(d)

Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e)

List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Management Discussion and Analysis

Three months ended September 30, 2002

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Operations and Financial Condition

For the three-month period ended September 30, 2002, the Company reports revenues of $761,513 and net income of $286,417 or $0.05 loss per share.  This compares to revenues of $875,005 and a net income of $28,066 or $0.30 loss per share for the same period in the prior year.

Interest and other income includes $270,000 recorded for the gain on settlement of term bonds at less than face value.  This settlement was made primarily due to the Company’s planting suspension decision in British Columbia, which significantly affected certain term debt secured by the assets of the Company’s British Columbia farm.  As part of the Company’s strategic decision to discontinue planting in British Columbia, the Company settled certain debt secured by the assets of the Company’s British Columbia farm.

Interest expense for the three-month period ended September 30, 2002 is $31,012 less than the same period in the prior year due mainly to the reversal of interest accrued in prior periods for bonds settled.

Income tax recovery for the three-month period ended September 30, 2002 is due to the reversal of tax accruals for the year ended June 30, 2002, which had been over-estimated.

During the first quarter of fiscal 2003, the Company commenced its planting and harvesting activities.  The Company estimates that it will plant approximately 123 acres of ginseng at its Ontario farm and harvest a total of 139 acres between its British Columbia and Ontario farms.

At September 30, 2002, the Company had total assets of $10,480,575 as compared with $9,777,321 at June 30, 2002.  This increase is primarily due to the investment into ginseng crop costs for on-going maintenance of the crops and the planting expenditures for new seeding.

Working capital decreased from $480,797 at June 30, 2002 to $149,766 at September 30, 2002 and the current ratio decreased from 1.15 at June 30, 2002 to 1.04 at September 30, 2002.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all its previously issued convertible bonds.  As at September 30, 2002 cumulative unpaid dividends and interest in arrears are $6,771,970 and $525,045, respectively.

During the three-month period ended September 30, 2002, the Company negotiated and settled $493,000 of term debt, and realised a gain on settlement of the term debt of $270,000.

Line of Credit

Canadian Imperial Ginseng Farms Ltd. and Canadian Imperial Ginseng Ontario Ltd. each has available with a Canadian chartered bank a $1,250,000 line of credit, subject to certain margining calculations, which bears interest at price plus 1 ¼% per annum and is secured by a charge over all inventory and crops.  At September 30, 2002, $1,515,000 was draw on this facility.

Related Party Transactions and Balances

Preferred Share Conversion:

On August 13, 2002, Qwest Bancorp Ltd., a company related by directors in common, converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also on August 13, 2002, a director of the Company converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

Management Company:

During 1999, a management company with directors in common was requested to consult with and advise to the Company with respect to restructuring its long-term debt obligations.  As a result, the management company was engaged to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares.  The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of long-term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  For the three month period ended September 30, 2002, the Company was charged and accrued $nil and $136,380, respectively for these services.

In addition, the management company provides administrative and office services and the Company was charged $46,125, $4,920, and $10,455 for salaries, rent, and office services, respectively.

Marketing Agreements:

The Company has ginseng marketing agreements with companies controlled by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  For the three-month period ended September 30, 2002, the Company paid $16,785 for these services.

Investor Relations

The Company currently has no agreements in place for which investor services are provided.